EXHIBIT 7

ULTRAPETROL (BAHAMAS) LIMITED

STATEMENT OF RATIO OF EARNING TO FIXED CHARGES

	Year Ended December 31,
	(Dollars in thousands)

	2003		2004	2005	2006		2007

Consolidated income (loss) before income tax and minority interest	$(10,000)		$6.921	$25,151	$14,646		$10,066
Investment in affiliates	(3,140)		(406)	497	(588)		28
Interest expense	15,622	(1)	15,566	18,104	18,275	(1)	19,807
Amortization of debt issue costs	585		568	1,037	750		371
Earnings	3,067		22,649	44,789	33,083		30,272

Interest expenses	15,622		15,566	18,104	18,275		19,807
Amortization of debt issue costs	585		568	1,037	750		371
Fixed charges	16,207		16,134	19,141	19,025		20,178
Ratio of earnings to fixed charges	-	(2)	1.4	2.3	1.7		1.5

(1)
The interest expenses amounts presented in this exhibit do not include the results on extinguishment of debt amounting $ 1,782, $ (5,078) and $(1,411) for the year ended December 31, 2003, 2004 and 2006, respectively.

(2)	In these fiscal years the earnings are inadequate to cover fixed charges.